Issuer:  House of Fabrics

Class of Securities:  Common Stock

CUSIP:  441759107

Person Authorized to Receive Communications:

Goldsher & Goldsher
Mark Goldsher
640 North LaSalle #300
Chicago, Illinois  60610
(312) 986-8941

Date of Event that Requires Filing:  June 26, 1997

Name of Reporting Person:  Rumpelstiltskin (USA)

Source of Funds:  WC

Place of Organization:  Nevada USA

Sole Voting Power:  873,390

Aggregate Amount Beneficially Owned:  873,390

Percentage of Class Represented by Amount in Row:  16.40%

Item 1     Security and Issuer

     The class of securities to which this Statement relates is Common Stock, (the "Shares") of House of Fabrics, Inc., (the "Company") whose principal executive offices are located at 13400 Riverside Drive, Sherman Oaks, CA 91423.

Item 2     Identity and Background

     This statement is being filed by and on behalf of the beneficial owner listed below (the "Reporting Person"). Information with regard to the Reporting Person is set forth below.

Name (a)                   Address (b)                       Principal
Present                                                      Occupation (c)
Rumpelstiltskin (USA)     c/o Mark Goldsher
Corp.                     Goldsher & Goldsher
                          640 N. LaSalle Street, Suite 300
                          Chicago, IL  60610

     (d-e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of an administrative body of competent jurisdiction, and as a result thereof, been or is subject to a judgment, decree or final order enjoining future violations of federal or state securities laws.

     (f) The Reporting Person is incorporated in Nevada. Chiplease, Inc. is incorporated in South Dakota.

Item 3     Source and Amount of Funds or Other Considerations

     The approximate total amount of consideration is $480,000.

Item 4     Purpose of Transaction
     Neither the Reporting Person nor any officer of the Reporting Person is a director of the Company but may discuss Management of the Company with its directors. The Shares owned by the Reporting Persons are for investment purposes. The Reporting Person may in the future purchase or sell additional shares of the Company subject to market conditions or any necessary regulatory approval.

     The Reporting Person has current plans or proposals which relate to or would result in any of the following.

          (a) The acquisition of additional shares in excess of 33% of the outstanding Shares of the Company other than a proposal to invest additional equity in the Company described in item 6;

          (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company other than one in progress;

          (c) A sale or transfer of a material amount of assets of the Company, other than one in progress;

          (d) Any change in the present board of directors or management of the Company; including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board other than a request for board representation in connection with the proposal described in item 6;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the business or corporate structure of the Company;

          (g) Any change in the Articles of Incorporation or By-laws or other actions which may impede or expedite the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

Item 5     Interest in Securities of the Issuer

     (a) The Reporting Person and its affiliates owns 192,212 shares and 24,352 class B warrants of the Company. The Secretary & 50% owner of the Reporting Person and his wholly owned Chiplease, Inc. own 540,500 shares and 57,222 class B warrants of the Company. There are 5,236,000 Shares outstanding. The Reporting Person owns 16.4% of the outstanding Shares.

     (b) The Secretary of the Reporting Person has the power to vote all Shares of the Company.

     (c) During the last 60 days 180,000 shares and 33,222 class B warrants were purchased in the open market.

     (d) No other person has the right to receive or power to direct the receipt of dividends from or proceeds from the sale of the Company.

     (e)  Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The Secretary of the Reporting Person has made a proposal to the Company to invest additional equity in the Company. Additionally, the Secretary of the Reporting Person has proposed factoring for goods shipped to the Company by various vendors. Currently, there are no contracts, arrangements, understandings or relationships between the Reporting Person and other persons with respect to the shares of the Company.
Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 1997



Leon Greenblatt, Secretary